Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	F-2 - F-3

Interim Consolidated Statements of Operations	F-4

Interim Statements of Changes in Convertible Preferred Shares and Shareholders' Equity (Deficit)	F-5

Interim Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Interim Consolidated Financial Statements	F-8 - F-18

- - - - - - - - - - -

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$50,279	$23,640
Short term restricted cash	718	901
Bank deposits	145,728	230,483
Marketable securities	21,886	11,607
Trade receivables	1,075	513
Inventory	4,651	4,256
Prepaid expenses and other current assets	6,145	3,029
Total current assets	230,482	274,429

LONG-TERM ASSETS:
Marketable securities	27,303	38,289
Restricted deposits	2,482	-
Property and equipment, net	21,485	14,502
Operating lease right-of-use assets, net	27,361	-
Total long-term assets	78,631	52,791

Total assets	$309,113	$327,220

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2022	2021
	(Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,824	$5,764
Advances from customers and deferred revenues	334	196
Employees and payroll accruals	8,439	8,997
Accrued expenses and other current liabilities	11,716	6,708
Operating lease liabilities	1,481	-

Total current liabilities	27,794	21,665

LONG-TERM LIABILITIES:
Advances from customers and deferred revenues	4,622	4,517
Other liabilities	-	597
Operating lease liabilities	25,914	-
Warrants liability	835	1,639

Total long-term liabilities	31,371	6,753

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value: Authorized: 500,000,000 shares as of June 30, 2022 and December 31, 2021; Issued and outstanding: 135,271,769 and 134,098,120 shares as of June 30, 2022 and December 31, 2021, respectively	-	-
Additional paid-in capital	693,256	683,764
Accumulated deficit	(443,308)	(384,962)

Total shareholders' equity	249,948	298,802

Total liabilities and shareholders' equity	$309,113	$327,220

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2022	2021
	(Unaudited)
Revenues	$3,571	$1,735
Cost of revenues	(6,084)	(3,536)

Gross loss	(2,513)	(1,801)

Operating expenses:
Research and development	44,700	48,822
Selling and marketing	5,381	17,181
General and administrative	9,744	24,427

Total operating expenses	59,825	90,430

Operating loss	(62,338)	(92,231)

Financial income (expenses), net	4,040	(907)

Loss before taxes on income	(58,298)	(93,138)
Taxes on income	(48)	(72)

Net loss	$(58,346)	$(93,210)

Basic and diluted net loss per ordinary share	$(0.43)	$(1.37)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	134,607,839	71,458,394

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT) (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Convertible Preferred Shares
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares B-1		Convertible Preferred Shares C		Convertible Preferred Shares C-1		Total	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Amount	Number	Amount	Capital	Deficit	Equity (Deficit)
Balance as of December 31, 2020	20,418,209	$9,000	15,906,053	$66,348	3,032,940	$12,500	28,216,005	$161,233	2,699,114	$23,734	$272,815	16,948,226	$-	$7,658	$(231,403)	$(223,745)
Issuance of Convertible Preferred Shares C-1	-	-	-	-	-	-	-	-	346,678	-	-	-	-	-	-	-
conversion of convertible preferred shares	(20,418,209)	(9,000)	(15,906,053)	(66,348)	(3,032,940)	(12,500)	(28,216,005)	(161,233)	(3,045,792)	(23,734)	(272,815)	70,618,999	-	272,815	-	272,815
Issuance of common shares in connection with PIPE offering, net of issuance costs	-	-	-	-	-	-	-	-	-	-	-	25,952,674	-	164,133	-	164,133
Transactions, net of issuance cost	-	-	-	-	-	-	-	-	-	-	-	16,246,454	-	168,352	-	168,352
Exercise of shares options	-	-	-	-	-	-	-	-	-	-	-	1,071,897	-	468	-	468
Vesting of RSUs	-	-	-	-	-	-	-	-	-	-	-	2,369,667	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	51,662	-	51,662
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(93,210)	(93,210)
Balance as of June 30, 2021	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	133,207,917	$-	$665,088	$(324,613)	$340,475
Balance as of December 31, 2021	-	-	-	-	-	-	-	-	-	-	-	134,098,120	$-	$683,764	$(384,962)	$298,802
Reclassification of warrants liability to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	15	-	15
Exercise of shares options	-	-	-	-	-	-	-	-	-	-	-	524,938	-	311	-	311
Exercise of public warrants	-	-	-	-	-	-	-	-	-	-	-	100	-	1	-	1
Vesting of RSUs	-	-	-	-	-	-	-	-	-	-	-	648,611	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	9,165	-	9,165
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(58,346)	(58,346)
Balance as of June 30, 2022	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	135,271,769	$-	$693,256	$(443,308)	$249,948

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2022	2021
	(Unaudited)
Cash Flows from Operating Activities:

Net loss	$(58,346)	$(93,210)

Adjustments required to reconcile net loss to net cash used in Operating Activities:

Depreciation and amortization	4,192	1,325
Remeasurement of warrants liability	(789)	845
Increase in accrued interest on bank deposits	(245)	-
Remeasurement of marketable securities	707	-
Share-based compensation	9,165	51,662
Foreign exchange loss (gain), net	1,220	(56)
Increase in prepaid expenses and other assets	(3,186)	(5,748)
Decrease (increase) in trade receivables	(562)	507
Increase in inventories	(395)	(1,500)
Changes in operating lease assets and liabilities, net	(430)	-
Increase in trade payables	60	2,770
Increase (decrease) in accrued expenses and other liabilities	(1,185)	870
Increase (decrease) in employees and payroll accruals	(558)	4,162
Increase in advances from customers and deferred revenues	243	1,537

Net cash used in operating activities	(50,109)	(36,836)

Cash flows from investing activities:

Purchase of property and equipment	(5,026)	(2,133)
Investment in bank deposits	(50,000)	(195,000)
Withdrawal of bank deposits	135,000	-
Decrease (increase) in restricted deposits	(2,580)	1

Net cash provided by (used in) investing activities	$77,394	$(197,132)

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,
	2022	2021
	(Unaudited)
Cash flows from financing activities:

Cash received from Transactions, net of issuance cost	-	122,728
Issuance of ordinary shares, net of issuance cost	-	217,343
Proceeds from exercise of options	293	468
Repayment of loans	-	(134)

Net cash provided by financing activities	293	340,405

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,122)	20

Increase in cash, cash equivalents and restricted cash	26,456	106,457
Cash, cash equivalents and restricted cash at beginning of the period	24,541	50,766

Cash, cash equivalents and restricted cash at end of the period	$50,997	$157,223

Supplementary disclosure of cash flows activities:

(1) Cash received during the period for:

Interest	$1,223	$6

(2) Cash paid during the period for:

Interest	$-	$43
Income taxes	$48	$69

(3) Non-cash transactions:

Conversion of preferred shares to ordinary shares	$-	$272,815
Purchase of property and equipment	7,582	-
Reclassification of warrants liability to equity	15	-
Exercise of options	19	-
Issuance cost paid in equity	-	77,309
Right-of-use assets recognized with corresponding lease liabilities	$29,267	$-

(4) Cash, cash equivalents and restricted cash at end of the period:

Cash and cash equivalents	$50,279	$156,418
Short-term restricted cash	718	8
Restricted cash	-	797

	$50,997	$157,223

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.

Innoviz Technologies Ltd. and its subsidiaries (the “Company” or “Innoviz”) is a leading provider of high-performance, solid-state LiDAR and perception solutions that bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. The Company provides a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles and trucking. Innoviz’ unique LiDAR and perception solutions, which feature technological breakthroughs across core components, have propelled Innoviz to the first Level 3 LiDAR Automotive series production contract in its industry. In addition, Innoviz’ solutions can enable safe autonomy for other industries, including drones, robotics and mapping.

b.	The Company was incorporated on January 18, 2016, under the laws of the state of Israel.

c.

On December 10, 2020, the Company entered into definitive agreements in connection with a merger (the “Transactions”) with Collective Growth Corporation (“Collective Growth”), a special purpose acquisition company, that resulted in Collective Growth becoming a wholly owned subsidiary of the Company upon the consummation of the Transactions on April 5, 2021 (the “Closing Date”).

The Transactions were accounted for as a recapitalization in accordance with accounting principles generally accepted in the United States (“GAAP”).

The Company's ordinary shares and warrants were listed on the Nasdaq Stock Market LLC under the trading symbols “INVZ” and “INVZW,” respectively, on April 5, 2021.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Interim Financial Statements

The accompanying interim consolidated balance sheet as of June 30, 2022, the interim consolidated statements of operations and the interim consolidated statements of cash flows for the six months ended June 30, 2022 and 2021, as well as the interim statement of changes in shareholders’ equity for the six months ended June 30, 2022, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2022, as well as its results of operations and cash flows for the six months ended June 30, 2022 and 2021. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for other interim periods or for future years.

b.

Significant accounting policies

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2022.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

There have been no changes to the significant accounting policies described in the 2021 Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes, except as mentioned below (see also Note 2e).

c.	Use of estimates:

The preparation of interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include inventory reserves, warranty provision, valuation allowance for deferred tax assets, share-based compensation including the fair value of the Company’s ordinary shares before the Company became public, fair value of warrants liability and useful lives of property, plant, and equipment. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the interim consolidated financial statements for the period ended June 30, 2022. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

d.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities, bank deposits, restricted deposits and restricted cash.

Trade receivable of the Company are mainly derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

The Company invests in marketable securities with an average credit rating of “A” and a maturity of up to three years. The Company’s investment policy is not to invest more than 5% of its investment portfolio in a single security.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Recently adopted accounting pronouncement:

On January 1, 2022, the Company adopted ASU No. 2016-02, "Leases (Topic 842)", using the modified retrospective method by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840. The Company has elected the package of practical expedients permitted under the transition guidance, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected to not recognize a lease liability and a right-of-use ("ROU") asset for leases with a term of twelve months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Lastly, the Company also elected the practical expedient to not separate lease and non-lease components for its leases.

The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate ("IBR") based on the information available at commencement date in determining the present value of lease payments. The Company's IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

The adoption of this standard had a material effect on the Company’s financial statements. The most significant impact is reflected in: (i) effective as of January 1, 2022, the recognition of $29 million ROU assets and lease liabilities on the Company’s balance sheet for its operating leases of real estate, with no impact on retained earnings, (ii) the Company’s financial income (expenses), net which is impacted by foreign exchange gain and losses arising from its non U.S. Dollars denominated lease liabilities, and (iii) the requirement to provide significant new disclosures regarding the Company’s leasing activities and to enable users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The adoption of this standard does not have a significant impact on the Company’s consolidated statements cash flows.

For further information on the Company’s leasing activities see Note 5.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	CONTRACT BALANCES AND REMAINING PERFORMANCE OBLIGATIONS

Contract liabilities consisted of the following as of June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021
	(Unaudited)
Contract Liabilities, Current
Deferred Revenues	$268	$135
Advances From Customers	66	61
Total	$334	$196

Contract Liabilities, Long-Term
Deferred Revenues	$4,622	$4,517
Total Contract Liabilities	$4,956	$4,713

During the six months ended June 30, 2022, the Company recognized $161 that was included in deferred revenues balance at December 31, 2021.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and engineering services not yet satisfied. As of June 30, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $10.2 million, which the Company expects to recognize as revenues.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	FAIR VALUE MEASUREMENTS

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of June 30, 2022 and December 31, 2021 by level within the fair value hierarchy.

June 30, 2022
(Unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$49,189	$-	$49,189

Total financial assets	$-	$49,189	$-	$49,189

Liabilities:
Warrants (1)	$-	$-	$835	$835

Total financial liabilities	$-	$-	$835	$835

December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$49,896	$-	$49,896

Total financial assets	$-	$49,896	$-	$49,896

Liabilities:
Warrants (1)	$-	$-	$1,639	$1,639

Total financial liabilities	$-	$-	$1,639	$1,639

During the six months ended June 30, 2022, the Company recognized net trading losses of $707 which relates to marketable securities held by the Company.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

(1)

As part of the Transactions (see Note 1c), the Company assumed a derivative warrants liability related to previously issued private placement warrants in connection with Collective Growth’s initial public offering. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants which is considered a Level 3 fair value measurement. The warrants are measured at each reporting period, with changes in fair value recognized in financing income, net.

The change in the fair value of the derivative private warrants liability is summarized as follows:

	Six Months Ended June 30,
	2022	2021
	(Unaudited)
Balance as of January 1	$1,639	$-
Private warrants liability assumed in Transactions	-	7,291
Change in fair value of warrants liability	(789)	845
Reclassification of warrants liability to equity	(15)	-
Balance as of June 30	$835	$8,136

The estimated fair value of the private placement warrant derivative liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes option pricing model are assumptions related to expected share price volatility, expiration, risk-free interest rate and dividend yield. The Company estimates the volatility of its private warrants based on implied volatility of the publicly traded warrants and the historical volatility of the company’s share price and of a selected peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve as of the valuation date for a maturity similar to the expiration of the warrants. The dividend yield is based on the historical rate, which the Company anticipates remaining at zero. The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	June 30,	December 31,
	2022	2021
	(Unaudited)
Fair vale determined per warrant	$1.80	$3.46
Expected volatility	95%	90%
Expected annual dividend yield	0%	0%
Expected term (years)	3.8	4.3
Risk-free rate	3.0%	1.2%

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	LEASES

Below is a summary of the Company operating right-of-use assets and operating lease liabilities as of June 30, 2022:

Operating lease right-of-use assets, net	$27,361

Operating lease liabilities, current	$1,481
Operating lease liabilities, non-current	25,914

Total operating lease liabilities	$27,395

Weighted average remaining lease term (years)	10.48
Weighted average discount rate for lease liabilities	4.5%

Additional information regarding the Company’s operating leases:

Six Months Ended June 30, 2022
Operating lease costs	$2,460
Variable lease payments	$9
Short term lease costs	$90
Operating cash flows from lease incentives received, net of cash paid for operating leases	$(296)

Minimum lease payments over the remaining lease periods as of June 30, 2022, are as follows:

Year ended December 31,
2022	$237
2023	2,861
2024	3,104
2025	3,411
2026	3,411
Thereafter	21,851

Total undiscounted lease payments	$34,875

Less: Interest	(7,480)

Present value of lease liabilities	$27,395

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

Legal proceedings:

The Company is currently not part, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on the Company's business, financial position, results of operations or cash flows. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. These accruals are reviewed at least yearly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a matter.

NOTE 7:-	SHARE-BASED COMPENSATION

a.	Options granted:

A summary of option balances as of June 30, 2022, and changes during the year then ended are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of December 31, 2021	16,237,346	$5.55	6.95	$43,173,240

Granted	819,904	3.85		-
Exercised	(524,938)	0.59		1,716,500
Forfeited	(608,861)	4.28		880,993

Outstanding as of June 30, 2022	15,923,451	$5.67	6.41	$21,233,790

Exercisable as of June 30, 2022	9,162,637	$5.68	6.16	$15,481,896

b.	RSUs granted:

A summary of RSUs activity for the year ended June 30, 2022, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of January 1, 2022	3,910,601	$8.87
Granted	1,046,856	3.94
Vested	(648,611)	9.88
Forfeited	(128,864)	8.10
Expired	(6,667)	9.04
Unvested as of June 30, 2022	4,173,315	$7.50

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	SHARE-BASED COMPENSATION (Cont.)

c.	Share-based compensation expenses:

The total share-based compensation expenses related to all of the Company’s equity-based awards, which include options and RSUs recognized in the Company’s consolidated statements of operations for the six and six months ended June 30, 2022, and 2021, are as follows:

	Six Months Ended June 30,
	2022	2021
	(Unaudited)
Cost of revenues	$76	$-
Research and development	5,380	18,858
Selling and marketing	1,367	14,584
General and administrative	2,342	18,220
	$9,165	$51,662

As of June 30, 2022, unrecognized compensation cost related to share options and RSUs was $43,133, which is expected to be recognized over a weighted average period of 2.68 years.

NOTE 8:-	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the period presented:

	Six Months Ended June 30,
	2022	2021
	(Unaudited)

Numerator:

Net loss	$(58,346)	$(93,210)
Preferred share accrued cumulative dividend rights	-	(5,044)

Total loss attributable to ordinary shares	$(58,346)	$(98,254)

Denominator:

	134,607,839	71,458,394

The following potential ordinary shares have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect:

a.	16,231,141 warrants, 2,402,178 sponsors earnout shares, 20,096,766 outstanding options to purchase Ordinary Shares and unvested RSUs as of June 30, 2022.

b.

16,231,241 warrants, 2,402,178 sponsors earnout shares, 19,570,523 outstanding options to purchase Ordinary Shares and unvested RSUs as of June 30, 2021 (in addition to 70,618,999 underlying the Company’s Preferred Shares that were outstanding prior to April 5, 2021).

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GEOGRAPHIC AND CUSTOMER INFORMATION

a.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Six Months Ended June 30,
	2022	2021
	(Unaudited)

Europe, Middle East and Africa (*)	$2,000	$1,423
Asia Pacific	334	271
North America (**)	1,237	41

	$3,571	$1,735

(*)	Includes revenue from Germany in the amount of $1,926 thousand and $1,351 thousand for the six months ended June 30, 2022 and June 30, 2021, respectively.

(**)	Include revenues from United States only.
b.	Customers accounted for over 10% of revenue:

As of June 30, 2022, the Company had one customer that accounted for 81% of revenues.

As of June 30, 2021, the Company had one customer that accounted for 66% of revenues.

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances with the related parties:

	June 30,	December 31,
	2022	2021
	(Unaudited)

Trade receivables	$927	$420

Trade payables	$28	$-

Long term deferred revenues	$3,822	$3,717

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	Transactions with the related parties:

	Six Months Ended June 30,
	2022	2021
	(Unaudited)

Revenues	$2,908	$1,151
Research and development	$32	$47

During the six months ended June 30, 2022 and 2021, the Company recognized revenue of $2,908 and $1,151, respectively in revenues from the sale of services and goods to a shareholder.

As of June 30 ,2022 and December 31, 2021, the Company recorded receivables of $927 and $420, respectively from the same shareholder mentioned above in connection with the revenues earned, included as Trade receivables on the accompanying consolidated balance sheets. The receivables are collected in the ordinary course of business.

As of June 30, 2022 and December 31, 2021, the Company recorded deferred revenues of $3,822 and $3,717, respectively from the same shareholder mentioned above in connection with the revenues earned, included as Long-term advances from customers and deferred revenues on the accompanying consolidated balance sheets.